[redacted]

SEC
Mail Processing
Section

DEC 3 0 2009

Washington, DC
122

SEC ISSION

09041442

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2008 AND ENDING October 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Brown 212-667-8082
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1/19/10

OATH OR AFFIRMATION

I, Daniel R. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GREGORY RODRIGUEZ
Notary Public, State of New York
No. 01RO6040176
Qualified in Bronx County
Certificate filed in New York County
Commission Expires April 17, 2010

Daniel R. Brown
Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2009
(000's omitted, except for share and par value information)

Assets	
Cash	$ 49,891
Securities purchased under resale agreements	2,937,123
Securities borrowed	1,836,111
Receivable from broker-dealers and clearing organizations	87,978
Receivable from customers	621,571
Trading assets, at fair value	33,652
Due from affiliates – income taxes	72,636
Due from affiliates – service fees	46,192
Securities received as collateral, at fair value	1,116,537
Other assets	35,213
Total assets	$ 6,836,904
Liabilities and shareholders' equity	
Liabilities:	
Securities sold under repurchase agreements	$ 2,812,500
Securities loaned	1,036,700
Payable to broker-dealers and clearing organizations	40,639
Payable to customers	1,521
Accrued employee compensation and benefits	54,528
Due to affiliates – service fees	23,858
Obligation to return securities received as collateral, at fair value	1,116,537
Other liabilities and accrued expenses	46,578
	5,132,861
Commitments and contingencies:	
Liabilities subordinated to claims of general creditors	1,045,500
Shareholders' equity	
Common stock, par value $0.25 per share; 6,800 shares authorized; 6,758 shares issued and outstanding	1,690
Additional paid-in capital	911,360
Accumulated deficit	(238,733)
Accumulated other comprehensive loss	(15,774)
	658,543
Total liabilities and shareholders' equity	$ 6,836,904

See notes to consolidated statement of financial condition.